Exhibit 99.7

CERTIFICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, Raymond Polman, hereby certifies, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(a)	the annual report on Form 40-F of First Majestic Silver Corp. for the year ended December 31, 2014 fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(b)	information contained in the Form 40-F fairly presents, in all material respects, the financial condition and results of operations of First Majestic Silver Corp.

Date: March 31, 2015

/s/ Raymond Polman
Raymond Polman
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)